Exhibit 99.2



2Q23 Earnings Presentation

Byline Bancorp, Inc.™

Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline’s future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Current Expected Credit Loss (“CECL”) Adoption

On December 31, 2022, the Company adopted CECL and applied it retrospectively to the period beginning January 1, 2022 using the modified retrospective method of accounting. Results for reporting periods beginning after September 30, 2022 are presented under the new standard, while prior quarters previously reported are recast as if the new standard had been applied since January 1, 2022.

Second Quarter 2023 Highlights

Net Income & EPS	PTPP	ROAA & ROTCE[(1)]
$26.1 million	$41.1 million	1.41% ROAA
$0.70 per diluted share	2.23% PTPP ROA	16.78% ROTCE

Organic Growth & Profitability

- Revenue of $90.5 million, up 19%; PTPP of $41.1 million, up 27%; EPS of $0.70, up 21% YoY
- Net interest income up $14.4 million or 23% YoY
  - Net interest margin (FTE)[(1)] stood at 4.33%
  - Loan yields expanded 35 bps
  - Deposit costs increased 55 bps
- Operating expense of $49.3 million and Efficiency ratio of 52.9%
  - Adjusted operating expenses of $47.9 million and Efficiency ratio of 51.4%

Strong Balance Sheet

- Deposits up $104.4 million or 7.2% annualized
  - Average deposits up $347.2 million or 6.3% YoY
  - Uninsured deposit ratio declined to 25.9%
- Loan and lease growth of 3.8% annualized
  - Average loans up $528.0 million or 10.5% YoY
- CET1 of $751.4 million; RWA of $7.1 billion as of 2Q23
- Cash + AFS Securities of $1.4 billion
- Kroll Bond Rating Agency, LLC reaffirmed ratings and positive outlook

Disciplined Credit & Capital Profile

- Credit quality trends remained stable QoQ with:
  - NCOs of 0.31%, up 22 bps
  - NPA/Assets of 0.54%, down 13 bps
  - 30+ DLQs of 0.17%, down 9 bps
- ACL as percent of loans and leases of 1.66%, up QoQ
- Building capital QoQ with:
  - CET1 of 10.58%, up 31 bps
  - Total Capital of 13.52%, up 33 bps
  - TCE Ratio including HTM[(1)] of 8.87%, up 21 bps

(1) Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix.

Loan and Lease Trends *($ in millions)*

Total Loans & Leases and Average Yield



$5,185
$5,309
$5,469
$5,544
$5,597
4.80%
5.52%
6.31%
6.83%
7.18%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Total Loans and Leases
Average Loan and Lease Yield

Highlights

- Total loans and leases were $5.6 billion at 2Q23, an increase of $52.8 million, or 3.8% annualized
  - Originated $312.1 million in new loans, net of loan sales in 2Q23 compared to $249.4 million in 1Q23
    - Production driven by commercial and lease originations of $102.9 million and $88.8 million respectively
- Payoff activity increased by $25.0 million from 1Q23
- Cumulative Loan Beta[(1)]: 44%

Portfolio Composition



Resi
9%
C&D
7%
C&I
38%
Commercial
Real Estate
35%
Leasing
11%

Utilization Rates



65%
63%
61%
59%
57%
55%
53%
51%
49%
47%
55%
LTM Average
54.4%
2Q 2020
4Q 2020
2Q 2021
4Q 2021
2Q 2022
4Q 2022
2Q 2023

Originations and Payoffs



$443
$128
$303
$216
$269
$174
$249
$231
$312
$256
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Loan & Lease Originations
Loan & Lease Payoffs

(1) Cumulative Beta calculated as the change in yield on loans and leases from 4Q21 to 2Q23 divided by the change in average Fed Funds from 4Q21 to 2Q23.

Government-Guaranteed Lending *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

	$ Balance	% of Portfolio
Unguaranteed	$383.7	6.9%
Guaranteed	88.9	1.6%
Total SBA 7(a) Loans	**$472.6**	**8.5%**
Unguaranteed	$37.0	0.7%
Guaranteed	21.5	0.4%
Total USDA Loans	**$58.4**	**1.0%**

Highlights

- A leading SBA 7(a) lender as of June 30, 2023
  - Awarded top SBA 7(a) lender in Illinois for the 14th consecutive year
- Closed $140.5 million in loan commitments in 2Q23
- SBA 7(a) portfolio $472.6 million, down $3.3 million from 1Q23
  - ACL/Unguaranteed loan balance ~9.1%
- $1.7 billion in serviced government guaranteed loans for investors in 2Q23

Unguaranteed Loan Portfolio by Industry



Retail Trade
17%
All Other Industries (1)
16%
Food Services
15%
Manufacturing
12%
Health Care
8%
Transportation
6%
Wholesale Trade
6%
Finance and Insurance
5%
Professional
5%
Other Services
5%
Construction
5%

Total SBC Closed Loan Commitments



$125.3
$151.4
$120.9
$71.2
$140.5
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023

(1) Represents sectors with less than 5% of the total portfolio.

Deposit Trends *($ in millions)*

Deposit Composition



3.7%
8.9%
37.0%
9.9%
40.5%
2.0%
10.4%
38.4%
11.0%
38.2%
2.8%
13.4%
35.8%
10.4%
37.6%
2.9%
18.7%
35.2%
9.6%
33.6%
3.6%
20.5%
36.6%
9.0%
30.3%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Non-Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits were $5.9 billion, up 7.2% annualized from 1Q23
  - Total average deposits up 1.7% QoQ
- Commercial deposits accounted for 48.3% of total deposits and represent 74.7% of all non-interest-bearing deposits
- Cost of deposits increased 55 bps in 2Q23, due to rate increases and mix changes
- Cumulative total deposit beta remains low at ~32% since the beginning of the current tightening cycle

Average Non-Interest Bearing Deposits



$2,265
$2,198
$2,235
$2,077
$1,849
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023

Cost of Interest Bearing Deposits

Deposit Beta[1]

Interest-Bearing Deposits: 47%
Total Deposits: 32%



0.27%
0.16%
0.71%
0.43%
1.20%
0.73%
1.81%
1.15%
2.49%
1.70%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Cost of Interest Bearing Deposits
Cost of Deposits

(1) Beta calculation is based on change in deposit cost divided by change in Fed Funds from 4Q21 to 2Q23.

Net Interest Income and Net Interest Margin Trends

Net Interest Income



$61,760
$68,635
$76,604
$75,718
$76,166
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023

Highlights

- Net interest income was $76.2 million, up 0.6% from 1Q23
- Net interest margin decreased 6 basis points from 1Q23 to 4.32%
- Loan and lease yield of 7.18%, up 35 basis points from 1Q23

Interest Rate Sensitivity

- $150 million of cash flow hedges went effective in 2Q23
  - $50 million of pay-fixed: rate of 1.31%; WAM ~3.8 years
  - $100 million of receive-fixed: rate of 7.44%; WAM ~3.3 years
- +$2.5 million in net interest income per 25 bps in Fed tightening

Repricing Mix



Libor
5%
Prime
26%
Fixed
41%
SOFR
28%

NIM, Yields, and Costs



4.80%
5.52%
6.31%
6.83%
7.18%
3.77%
4.03%
4.39%
4.38%
4.32%
1.75%
1.81%
2.17%
2.04%
2.03%
0.16%
0.43%
0.73%
1.15%
1.70%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Average Loan and Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge



4.38%
0.29%
0.10%
0.02%
0.02%
(0.31%)
(0.18%)
4.32%
1Q23 NIM
Loans and leases
Hedges
Interest bearing cash + Securities
Borrowed funds
Time deposits
Core deposits
2Q23 NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$14.3
$12.0
$11.5
$15.1
$14.3
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023



16%
18%
8%
40%
7%
11%
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
All Other

Highlights

- Non-interest income was $14.3 million, down 5.6% from 1Q23
  - $865,000 FV mark on loan servicing asset charge due to increased prepayments
    - Non-interest income remained stable QoQ, excluding FV mark on loan servicing asset

Government Guaranteed Loan Sales

- $85.9 million of guaranteed loans sold in 2Q23
- Loans held for sale stood at $26.0 million in 2Q23

Net Gains on Sales of Loans



$10.0
$5.6
$5.5
$5.1
$5.7
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023

Volume Sold and Average Net Premiums



$118.5
$75.4
$86.0
$72.2
$85.9
9.95%
9.09%
8.02%
8.43%
8.64%
$0
$20
$40
$60
$80
$100
$120
6.00%
9.00%
12.00%
15.00%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
10 year loans
25 year loans
USDA
Other
Average Net Premiums

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense



$43.6
$46.0
$50.5
$48.8
$49.3
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expenses increased to $49.3 million from $48.8 million in 1Q23, primarily attributable to:
  - Increase in data processing / legal, audit and other professional fees related to acquisition activities
  - Increase in marketing expenses due to deposit gathering initiatives
  - Decrease in salaries and employee benefits mainly due to lower payroll taxes and higher deferred salary costs related to loan originations
- Efficiency ratio stood at 52.92% at 2Q23

Non-Interest Expense Bridge



$48.8
($0.8)
($0.5)
$0.9
$0.7
$0.1
$49.3
Q1 2023
Salaries and employee benefits
Loan and lease related expenses
Merger-related expenses
Advertising and promotions
All other non-interest expense
Q2 2023

Efficiency Ratio



54.87%
55.07%
55.53%
52.10%
52.92%
54.87%
55.07%
54.50%
51.54%
51.39%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Adjusted Efficiency Ratio(1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Asset Quality Trends *($ in millions)*

Net Charge-offs



$2.2
$1.8
$3.2
$1.2
$4.3
0.17%
0.14%
0.24%
0.09%
0.31%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Net charge-offs of loans and leases
Net charge-offs (annualized %)

Allowance for Credit Losses (ACL)



$74.0
$79.7
$81.9
$90.5
$92.7
1.43%
1.51%
1.51%
1.64%
1.66%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases



0.83%
0.03%
0.80%
0.80%
0.04%
0.76%
0.66%
0.04%
0.62%
0.84%
0.04%
0.80%
0.69%
0.05%
0.64%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Government Guaranteed NPLs
Total NPLS

Delinquencies



$15.8
$5.8
$15.4
$14.4
$9.6
0.31%
0.11%
0.28%
0.26%
0.17%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Delinquencies (30-89 Days)
Delinquencies / Total Loans and Leases

Note: Delinquencies represent accruing loans and leases past due 30 days or more. Delinquencies to Total Loans and Leases represent delinquencies divided by period end loans and leases.

Strong Liquidity and Securities Portfolio

Liquidity Position

- Cash and cash equivalents of $320.2 million
- $1.1 billion investment portfolio (~99.8% AFS)
- $1.7 billion of available borrowing capacity
  - Liquidity coverage of uninsured deposits ~132% as of quarter end
- Loans/Deposits ratio down slightly at 94.6% QoQ
- Uninsured Deposits declined to 25.9% and trends well below all peer bank averages

Highlights

- No outstanding Discount Window or Bank Term Funding borrowings
- HTM portfolio of $2.1 million *($26,000 in unrealized losses)*
- Securities portfolio duration: 5.4 years; net of hedges: ~4.3 years
- Securities portfolio annual cash flow: ~$130 million
- AOCI / TCE[1]: ~17.5%

% of Uninsured Deposits Industry Comparisons[1]

	>$500B	$250B - $500B	$100B - $250B	$50B - $100B	$10B - $50B	$1B - $10B
Median	43.5%	36.9%	36.4%	44.2%	36.2%	29.9%
Byline Bank	25.9%	25.9%	25.9%	25.9%	25.9%	25.9%

Percent of Insured Deposits[2]



72%
Median: 62%
Bank 1
Bank 2
BY
Bank 3
Bank 4
Bank 5
Bank 6
Bank 7
Bank 8
Bank 9
Bank 10
Bank 11
Bank 12
Bank 13
Bank 14
Bank 15
Bank 16
Bank 17
Bank 18
Bank 19
Bank 20
Bank 21
Bank 22
Bank 23

AFS Portfolio by Type



Muni 6%
Treasury & Agency 15%
Asset-backed 3%
Corporate 3%
Non-agency MBS, CMBS 9%
Agency MBS, CMBS 64%

(1) Source: SNL Financial, and company filings. Financial data as of quarter ended March 31, 2023 or most recent available.
(2) Source: Company's 1Q23 Form 10-Q | Calculation: (total deposits uninsured deposits) / total consolidated deposits | Byline 2023 Proxy Peer Group.

Strong Capital Position

Capital Ratios



13.09%
8.53%
13.02%
8.10%
13.00%
8.42%
13.19%
8.66%
13.52%
8.87%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Total Capital Ratio (1)
TCE / TA (2)

Return on Average Tangible Common Equity



15.31%
15.31%
14.17%
14.17%
17.75%
17.21%
16.49%
16.20%
17.50%
16.78%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Reported
Adjusted

Common Equity Tier 1



10.26%
10.24%
10.20%
10.27%
10.58%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023

Strong Capital Base

- Capital Priorities:

  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback

- TCE operating target range is between 8% and 9%: currently at 8.87%
- $813.9 million total stockholders' equity
- $450 million of balance sheet hedges to protect market value risk

(1) As reported prior to CECL adoption.
(2) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Our Strategy Remains Consistent

1 Grow our Commercial Client Franchise	Differentiated approach to grow loans and deposits organically in targeted market segments
2 Maintain Balance Sheet Strength	Maintain a strong balance sheet, ample capital flexibility and strong asset quality
3 Continue to Invest in the Business	Continue to invest in digital capabilities to improve the customer experience and gain operational efficiencies
4 Capitalize on Market Opportunities	Attract high quality talent to the organization and pursue opportunistic M&A opportunities
5 Deliver Strong Financial Results	Generate consistently strong financial results for our stockholders
6 Leverage our Capabilities	Leverage all our capabilities to deepen share of wallet and acquire new customers

2Q23 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~75% of Total Deposits are FDIC Insured


Consumer Deposits, $3.2 billion
Commercial Deposits, $2.7 billion
Uninsured
46%
Insured
92%
Total Deposits
$5.9 Billion
as of 6/30/23
Insured
54%
Uninsured
8.0%

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits[1]

$3.2 billion at 6/30/23

Customer Base

~105,000

Consumer Accounts

Granular Deposit Base

~$25,000

Average Account Balance



Total Franchise

38

Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$2.7 billion at 6/30/23

Customer Base

~25,000

Commercial Accounts

Granular Deposit Base

~$115,000

Average Account Balance

(1) Excludes brokered deposits.

CRE Portfolio: Office Represents 3.1% of Total Loans



Owner Occupied CRE
8.3%
Non-Owner
Occupied Office CRE
3.1%
Total Loans & Leases
$5.6 Billion
as of 6/30/23
Non-Owner
Occupied Non-
Office CRE
23.9%

Non-Owner Occupied Commercial Real Estate Portfolio

($ in millions)	*6/30/23*	*% of NOO CRE Loans*
Multifamily	$453.9	30.2%
Industrial / Warehouse	450.6	30.0%
Office	**171.2**	**11.4%**
Retail	139.9	9.3%
Senior Housing / Healthcare	37.5	2.5%
Mixed Use	20.9	1.4%
Hotel / Motel	13.8	0.9%
Other	215.1	14.3%
Total	**$1,502.9**	**27.0%**

Note: Non-Owner Occupied CRE Portfolio includes construction, land, multi-family and non-owner occupied (NOO).

Office CRE Portfolio: Diversified Tenants and Markets

Office Portfolio

Tenant Classification


Single Tenant
28%
Medical
16%
Multi-Tenant
49%
Government
7%

Market Type


Central
Business
District
17%
Urban,
Non-CBD
7%
Suburban
76%

CRE Office: Geographic Mix by State

($ in millions)	**6/30/23**
Illinois	$85.4
North Carolina	26.0
Wisconsin	19.6
New Jersey	10.8
Ohio	10.4
Florida	9.2
Minnesota	4.6
New Mexico	2.3
West Virginia	1.1
Michigan	1.0
Tennessee	0.8
Total Office	**$171.2**

Office Portfolio Metrics

	6/30/23	**3/31/23**
Avg. Commitment	$3.6 million	$3.4 million
ACL %	1.6%	1.1%
NCO %[(1)]	0.36%	0.00%
30+ DLQ %	0.0%	1.4%
NPL %	2.7%	3.1%
Criticized %	7%	7%

(1) NCOs / Average loans represents net charge-offs to average loans for the last twelve-month period.

Five Quarter Financial Summary

(dollars in thousands, except per share data)	June 30, 2023	March 31, 2023	December 31, 2022	Recast September 30, 2022	Recast June 30, 2022
	As of or For the Three Months Ended				
Income Statement					
Net interest income	$ 76,166	$ 75,718	$ 76,604	$ 68,635	$ 61,760
Provision (recapture) for credit losses	5,790	9,825	5,826	7,208	4,286
Non-interest income	14,291	15,145	11,455	12,043	14,273
Non-interest expense	49,328	48,800	50,500	46,041	43,585
Income before provision for income taxes	35,339	32,238	31,733	27,429	28,162
Provision for income taxes	9,232	8,293	7,366	7,020	6,382
Net income	26,107	23,945	24,367	20,409	21,780
Dividends on preferred shares	—	—	—	—	—
Net income available to common stockholders	$ 26,107	$ 23,945	$ 24,367	$ 20,409	$ 21,780
Diluted earnings per common share[(1)]	$ 0.70	$ 0.64	$ 0.65	$ 0.55	$ 0.58
Balance Sheet					
Total loans and leases HFI	$ 5,570,517	$ 5,515,332	$ 5,421,258	$ 5,275,126	$ 5,167,716
Total deposits	5,917,092	5,812,652	5,695,121	5,612,456	5,388,377
Tangible common equity[(1)]	657,965	638,218	606,929	575,321	593,554
Balance Sheet Metrics					
Loans and leases / total deposits	94.58%	95.37%	96.03%	94.59%	96.23%
Tangible common equity / tangible assets[(1)]	8.87%	8.66%	8.42%	8.10%	8.53%
Key Performance Ratios					
Net interest margin	4.32%	4.38%	4.39%	4.03%	3.77%
Efficiency ratio	52.92%	52.10%	55.53%	55.07%	54.87%
Adjusted efficiency ratio[(1)]	51.39%	51.54%	54.50%	55.07%	54.87%
Non-interest income to total revenues	15.80%	16.67%	13.01%	14.93%	18.77%
Non-interest expense to average assets	2.67%	2.69%	2.76%	2.56%	2.51%
Return on average assets	1.41%	1.32%	1.33%	1.13%	1.25%
Adjusted return on average assets[(1)]	1.48%	1.35%	1.37%	1.13%	1.25%
Pre-tax pre-provision return on average assets[(1)]	2.23%	2.32%	2.05%	1.93%	1.87%
Dividend payout ratio on common stock	12.86%	14.06%	13.85%	16.36%	15.52%
Tangible book value per common share[(1)]	$ 17.43	$ 16.92	$ 16.19	$ 15.36	$ 15.76

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Three Months Ended June 30, 2023	March 31, 2023	December 31, 2022	Recast September 30, 2022	Recast June 30, 2022
Net income and earnings per share excluding significant items					
Reported Net Income	$ 26,107	$ 23,945	$ 24,367	$ 20,409	$ 21,780
Significant items:					
Impairment charges on assets held for sale	—	20	372	—	—
Merger-related expenses	1,391	489	538	—	—
Tax benefit	(230)	(56)	(118)	—	—
Adjusted Net Income	$ 27,268	$ 24,398	$ 25,159	$ 20,409	$ 21,780
Reported Diluted Earnings per Share	$ 0.70	$ 0.64	$ 0.65	$ 0.55	$ 0.58
Significant items:					
Impairment charges on assets held for sale	—	—	0.01	—	—
Merger-related expenses	0.04	0.01	0.01	—	—
Tax benefit	(0.01)	—	—	—	—
Adjusted Diluted Earnings per Share	$ 0.73	$ 0.65	$ 0.67	$ 0.55	$ 0.58

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended				
			Recast	Recast	Recast
(dollars in thousands)	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Adjusted non-interest expense:					
Non-interest expense	$ 49,328	$ 48,800	$ 50,500	$ 46,041	$ 43,585
Less: Significant items					
Impairment charges on assets held for sale	—	20	372	—	—
Merger-related expenses	1,391	489	538	—	—
Adjusted non-interest expense	$ 47,937	$ 48,291	$ 49,590	$ 46,041	$ 43,585
Adjusted non-interest expense ex. amortization of intangible assets:					
Adjusted non-interest expense	$ 47,937	$ 48,291	$ 49,590	$ 46,041	$ 43,585
Less: Amortization of intangible assets	1,455	1,455	1,596	1,611	1,868
Adjusted non-interest expense ex. amortization of intangible assets	$ 46,482	$ 46,836	$ 47,994	$ 44,430	$ 41,717
Pre-tax pre-provision net income:					
Pre-tax income	$ 35,339	$ 32,238	$ 31,733	$ 27,429	$ 28,162
Add: Provision for loan and lease losses	5,790	9,825	5,826	7,208	4,286
Pre-tax pre-provision net income	$ 41,129	$ 42,063	$ 37,559	$ 34,637	$ 32,448
Adjusted pre-tax pre-provision net income:					
Pre-tax pre-provision net income	$ 41,129	$ 42,063	$ 37,559	$ 34,637	$ 32,448
Add: Impairment charges on assets held for sale	—	20	372	—	—
Add: Merger-related expenses	1,391	489	538	—	—
Adjusted pre-tax pre-provision net income	$ 42,520	$ 42,572	$ 38,469	$ 34,637	$ 32,448
Tax Equivalent Net Interest Income					
Net interest income	$ 76,166	$ 75,718	$ 76,604	$ 68,635	$ 61,760
Add: Tax-equivalent adjustment	207	208	214	228	237
Net interest income, fully taxable equivalent	$ 76,373	$ 75,926	$ 76,818	$ 68,863	$ 61,997
Total revenues:					
Net interest income	$ 76,166	$ 75,718	$ 76,604	$ 68,635	$ 61,760
Add: Non-interest income	14,291	15,145	11,455	12,043	14,273
Total revenues	$ 90,457	$ 90,863	$ 88,059	$ 80,678	$ 76,033

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	June 30, 2023	March 31, 2023	December 31, 2022	Recast September30, 2022	Recast June 30, 2022
	As of or For the Three Months Ended				
Tangible common stockholders' equity:					
Total stockholders' equity	$ 813,942	$ 795,650	$ 765,816	$ 735,805	$ 755,648
Less: Goodwill and other intangibles	155,977	157,432	158,887	160,484	162,094
Tangible common stockholders' equity	$ 657,965	$ 638,218	$ 606,929	$ 575,321	$ 593,554
Tangible assets:					
Total assets	$ 7,575,690	$ 7,530,346	$ 7,362,941	$ 7,267,277	$ 7,124,030
Less: Goodwill and other intangibles	155,977	157,432	158,887	160,484	162,094
Tangible assets	$ 7,419,713	$ 7,372,914	$ 7,204,054	$ 7,106,793	$ 6,961,936
Tangible assets, excluding accumulated other comprehensive loss:					
Tangible assets	$ 7,419,713	$ 7,372,914	$ 7,204,054	$ 7,106,793	$ 6,961,936
Less: Accumulated other comprehensive loss	(114,862)	(108,142)	(117,550)	(124,898)	(91,262)
Tangible assets, excluding accumulated other comprehensive loss:	$ 7,534,575	$ 7,481,056	$ 7,321,604	$ 7,231,691	$ 7,053,198
Tangible common stockholders' equity, excluding accumulated other comprehensive loss					
Tangible common stockholders' equity	$ 657,965	$ 638,218	$ 606,929	$ 575,321	$ 593,554
Less: Accumulated other comprehensive loss	(114,862)	(108,142)	(117,550)	(124,898)	(91,262)
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 772,827	$ 746,360	$ 724,479	$ 700,219	$ 684,816
Average tangible common stockholders' equity:					
Average total stockholders' equity	$ 806,272	$ 784,289	$ 748,292	$ 765,821	$ 769,658
Less: Average goodwill and other intangibles	156,766	158,181	159,680	161,292	163,068
Average tangible common stockholders' equity	$ 649,506	$ 626,108	$ 588,612	$ 604,529	$ 606,590
Average tangible assets:					
Average total assets	$ 7,403,899	$ 7,345,151	$ 7,266,053	$ 7,137,472	$ 6,966,564
Less: Average goodwill and other intangibles	156,766	158,181	159,680	161,292	163,068
Average tangible assets	$ 7,247,133	$ 7,186,970	$ 7,106,373	$ 6,976,180	$ 6,803,496
Tangible net income available to common stockholders:					
Net income available to common stockholders	$ 26,107	$ 23,945	$ 24,367	$ 20,409	$ 21,780
Add: After-tax intangible asset amortization	1,067	1,066	1,170	1,181	1,369
Tangible net income available to common stockholders	$ 27,174	$ 25,011	$ 25,537	$ 21,590	$ 23,149
Adjusted tangible net income available to common stockholders:					
Tangible net income available to common stockholders	$ 27,174	$ 25,011	$ 25,537	$ 21,590	$ 23,149
Impairment charges on assets held for sale	—	20	372	—	—
Merger-related expenses	1,391	489	538	—	—
Tax benefit on significant items	(230)	(56)	(118)	—	—
Adjusted tangible net income available to common stockholders	$ 28,335	$ 25,464	$ 26,329	$ 21,590	$ 23,149

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended June 30, 2023	March 31, 2023	Recast December 31, 2022	Recast September 30, 2022	Recast June 30, 2022
Pre-tax pre-provision return on average assets:					
Pre-tax pre-provision net income	$ 41,129	$ 42,063	$ 37,559	$ 34,637	$ 32,448
Average total assets	7,403,899	7,345,151	7,266,053	7,137,472	6,966,564
Pre-tax pre-provision return on average assets	2.23%	2.32%	2.05%	1.93%	1.87%
Adjusted pre-tax pre-provision return on average assets:					
Adjusted pre-tax pre-provision net income	$ 42,520	$ 42,572	$ 38,469	$ 34,637	$ 32,448
Average total assets	7,403,899	7,345,151	7,266,053	7,137,472	6,966,564
Adjusted pre-tax pre-provision return on average assets	2.30%	2.35%	2.10%	1.93%	1.87%
Net interest margin, fully taxable equivalent					
Net interest income, fully taxable equivalent	$ 76,373	$ 75,926	$ 76,818	$ 68,863	$ 61,997
Total average interest-earning assets	7,072,581	7,009,144	6,922,889	6,763,916	6,573,352
Net interest margin, fully taxable equivalent	4.33%	4.39%	4.40%	4.04%	3.78%
Non-interest income to total revenues:					
Non-interest income	$ 14,291	$ 15,145	$ 11,455	$ 12,043	$ 14,273
Total revenues	90,457	90,863	88,059	80,678	76,033
Non-interest income to total revenues	15.80%	16.67%	13.01%	14.93%	18.77%
Adjusted non-interest expense to average assets:					
Adjusted non-interest expense	$ 47,937	$ 48,291	$ 49,590	$ 46,041	$ 43,585
Average total assets	7,403,899	7,345,151	7,266,053	7,137,472	6,966,564
Adjusted non-interest expense to average assets	2.60%	2.67%	2.71%	2.56%	2.51%
Adjusted efficiency ratio:					
Adjusted non-interest expense excluding amortization of intangible assets	$ 46,482	$ 46,836	$ 47,994	$ 44,430	$ 41,717
Total revenues	90,457	90,863	88,059	80,678	76,033
Adjusted efficiency ratio	51.39%	51.54%	54.50%	55.07%	54.87%
Adjusted return on average assets:					
Adjusted net income	$ 27,268	$ 24,398	$ 25,159	$ 20,409	$ 21,780
Average total assets	7,403,899	7,345,151	7,266,053	7,137,472	6,966,564
Adjusted return on average assets	1.48%	1.35%	1.37%	1.13%	1.25%
Adjusted return on average stockholders' equity:					
Adjusted net income	$ 27,268	$ 24,398	$ 25,159	$ 20,409	$ 21,780
Average stockholders' equity	806,272	784,289	748,292	765,821	769,658
Adjusted return on average stockholders' equity	13.56%	12.62%	13.34%	10.57%	11.35%

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended				
	June 30, 2023	March 31, 2023	Recast December 31, 2022	Recast September 30, 2022	Recast June 30, 2022
Tangible common equity to tangible assets:					
Tangible common equity	$ 657,965	$ 638,218	$ 606,929	$ 575,321	$ 593,554
Tangible assets	7,419,713	7,372,914	7,204,054	7,106,793	6,961,936
Tangible common equity to tangible assets	8.87%	8.66%	8.42%	8.10%	8.53%
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss					
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 772,827	$ 746,360	$ 724,479	$ 700,219	$ 684,816
Tangible assets, excluding accumulated other comprehensive loss:	7,534,575	7,481,056	7,321,604	7,231,691	7,053,198
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss	10.26%	9.98%	9.90%	9.68%	9.71%
Return on average tangible common stockholders' equity:					
Tangible net income available to common stockholders	$ 27,174	$ 25,011	$ 25,537	$ 21,590	$ 23,149
Average tangible common stockholders' equity	649,506	626,108	588,612	604,529	606,590
Return on average tangible common stockholders' equity	16.78%	16.20%	17.21%	14.17%	15.31%
Adjusted return on average tangible common stockholders' equity:					
Adjusted tangible net income available to common stockholders	$ 28,335	$ 25,464	$ 26,329	$ 21,590	$ 23,149
Average tangible common stockholders' equity	649,506	626,108	588,612	604,529	606,590
Adjusted return on average tangible common stockholders' equity	17.50%	16.49%	17.75%	14.17%	15.31%
Tangible book value per share:					
Tangible common equity	$ 657,965	$ 638,218	$ 606,929	$ 575,321	$ 593,554
Common shares outstanding	37,752,002	37,713,427	37,492,775	37,465,902	37,669,102
Tangible book value per share	$ 17.43	$ 16.92	$ 16.19	$ 15.36	$ 15.76
Accumulated other comprehensive loss to tangible common equity:					
Accumulated other comprehensive loss	$ 114,862	$ 108,142	$ 117,550	$ 124,898	$ 91,262
Tangible common equity	657,965	638,218	606,929	575,321	593,554
Accumulated other comprehensive loss to tangible common equity	17.5%	16.9%	19.4%	21.7%	15.4%


Byline Bancorp, Inc.™